
02006653

SE[illegible] COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | September 30, 1998 |
| Estimated average burden hours per response . . . 12.00 | |

| SEC FILE NUMBER |
|---|
| 8-52699 |


RECEIVED
FEB 2 8 2002

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Employee Benefits Investment Group, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8130 Baymeadows Circle, W., Suite 210
(No. and Street)

Jacksonville, FL 32256
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur Troncoso 904-733-7787
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Corliss, Collette M.
(Name — if individual, state last, first, middle name)

1903 North Third Street Jacksonville Beach, FL 32250
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, Arthur Troncoso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Employee Benefits Investment Group, Inc., as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Arthur B. Troncoso

Signature

President

Title

Amanda Rusnak

Notary Public


AMANDA RUSNAK
MY COMMISSION # CC 905674
EXPIRES: March 19, 2004
Bonded Thru Notary Public Underwriters

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. NA
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. NA
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3. NA
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 (and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.)
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. NA
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. NA
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. NA
- X Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CMC

# EMPLOYEE BENEFITS INVESTMENT GROUP, INC.

Financial Report

*December 31, 2001*

**Colette M. Corliss, CPA, P.A.**
*Certified Public Accountant*
1903 North Third Street
Jacksonville Beach, Florida 32250

# EMPLOYEE BENEFITS INVESTMENT GROUP, INC.

## CONTENTS

 **Colette M. Corliss, CPA, P.A.**

1903 North Third Street
Jacksonville Beach, Florida 32250
**(904) 241-9992**

## INDEPENDENT AUDITOR'S REPORT

To the Director
Employee Benefits Investment Group, Inc.
Jacksonville, Florida

I have audited the balance sheet of Employee Benefits Investment Group, Inc. (the Company) as of December 31, 2001, and the related statements of income, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Employee Benefits Investment Group, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I (Schedules II, III and IV are not required for the Company) is presented for purposes on additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Colette M. Corliss, CPA, P.A.

Colette M. Corliss, CPA, P.A.
Jacksonville Beach, Florida
February 20, 2002

**Employee Benefits Investment Group, Inc.**

**Balance Sheet**
**December 31, 2001**

| | 2001 |
|---|---|
| ASSETS | |
| | |
| Current Assets | |
| Cash in bank | $6,677 |
| Accounts receivable | 2,201 |
| Total Current Assets | 8,879 |
| | |
| Fixed Assets | |
| Furniture and equipment - fair market | 4,995 |
| Accumulated depreciation | (1,998) |
| Total fixed assets | 2,997 |
| | |
| Other Assets | |
| Prepaid expense and deposits | 2,796 |
| Unamortized organization costs | 506 |
| Total other assets | 3,302 |
| | |
| Total Assets | $15,178 |
| | |
| LIABILITIES AND SHAREHOLDERS' EQUITY | |
| | |
| Current Liabilitiies | |
| Payroll taxes payable | $71 |
| Commissions payable | 1,078 |
| Total current liabilities | 1,149 |
| | |
| Shareholders Equity | |
| Common stock, no par value 1,000 shares authorized, 900 shares issued and outstanding | |
| Additional paid in capital | 34,995 |
| Retained Earnings | (20,967) |
| Total Shareholders' Equity | 14,028 |
| | |
| Total Liabilities and Shareholders' Equity | $15,178 |

See accompanying notes and independent auditor's report.

**Employee Benefits Investment Group, Inc.**

**Statement of Income and Retained Earnings**
**For the Year Ended December 31, 2001**

| | 2001 |
|---|---:|
| Income | |
| Commissions and fees | 18,209.74 |
| Cost of sales | (11,067) |
| Gross profit | 7,143 |
| | |
| Expenses | |
| Salaries and payroll taxes - staff | 706 |
| Advertising | 1,726 |
| Amortization of startup costs | 135 |
| Depreciation | 999 |
| Dues & subscriptions | 720 |
| Equipment lease | 351 |
| Insurance | 257 |
| Legal and accounting | 1,450 |
| Licenses and taxes | 725 |
| Postage and printing | 799 |
| Regulatory fees | 4,616 |
| Rent | 1,071 |
| Supplies and office expense | 1,068 |
| Telephone and communications | 1,986 |
| Total operating expenses | 16,609 |
| | |
| Operating Results | (9,466) |
| | |
| Other Income and expense | 5 |
| | |
| Net Earnings | ($9,461) |
| | |
| Retained Earnings - Beginning of Year | (8,224) |
| Distribution to shareholder | (3,282) |
| Retained Earnings - End of Year | ($20,967) |

See accompanying notes and independent auditor's report.

**Employee Benefits Investment Group, Inc.**

**Statement Of Cash Flows**
**For the Year Ended December 31, 2001**

| | 2001 |
|---|---|
| Cash Flows from Operating Activities | |
| Net income | ($9,461) |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation and amortization | 1,134 |
| Loss on sale of securities | - |
| (Increase) decrease in accounts receivable | (2,201) |
| (Increase) decrease in prepaids and deposits | (2,796) |
| (Decrease) increase in accounts payable | 1,149 |
| Net cash provided by operating activities | (12,175) |
| 'Net cash provided (used) by investing activities | 0 |
| Cash Flows from Financing Activities: | |
| Increase from contributed capital | 10,000 |
| Distribution to Shareholder | (3,282) |
| 'Net cash provided (used) by financing activities | 6,718 |
| Decrease in cash | (5,457) |
| Cash and cash equivalents at beginning of year | 12,134 |
| Cash and cash equivalents at end of year | $6,677 |

Supplemental Disclosure Of Cash Payments Made For:
Interest paid

See accompanying notes and independent auditor's report.

## Employee Benefits Investment Group, Inc.

### Statement of Changes in Shareholders' Equity
### For the Year Ended December 31, 2001

| | Common Stock | | Additional Paid-in Capital | Retained Earnings | Total Shareholders' equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| Balances at January 1, 2001 | 900 | $ - | $ 24,995 | $ (8,224) | $ 16,771 |
| Net income | | | | (9,461) | (9,461) |
| Purchases of common shares | | | 10,000 | | 10,000 |
| Distribution to shareholder | | | | (3,282) | (3,282) |
| Balance at December 31, 2001 | | $ - | $ 34,995 | $ (20,967) | $ 14,028 |

See accompanying notes and independent auditor's report.

**EMPLOYEE BENEFITS INVESTMENT GROUP, INC.**
**Notes to Financial Statements**

## Note 1 – Organization and Nature of Business

Employee Benefits Investment Group, Inc. (EBIG) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company was incorporated under the laws of the State of Florida in on April 20, 2000 and is licensed to do business in Florida and several other states. EBIG's major customer base is comprised of civil service and military personnel. The company does not carry security accounts for customers or perform custodial functions relating to customer securities at this time.

## Note 2 - Summary of Significant Accounting Policies

### Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. The computation of net capital was prepared using allowable assets and aggregate indebtedness concepts as prescribed by the Securities and Exchange Commission Uniform Net Capital rule.

### Concentrations of Credit Risk

Concentrations of risk with respect to sales income are moderate due to 2001 being the first year that the Company was in business. However, the steady growth of the Company's customer base during the year and the customers' dispersion across stabile industries is lessening the risk. Employee Benefits Investment Group, Inc. receives payment from large established mutual fund firms and credit worthy insurance companies within fifteen days after customer contracts are executed. Therefore, outstanding receivables were settled during the following month.

### Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results could differ from the estimates.

### Property and Equipment

Property and equipment items are stated at the lower of cost or fair value on the date usage began. Expenditures for maintenance and repairs are charged to expense as incurred. Improvements that extend the useful life of property and equipment are capitalized. Depreciation is computed using straight-line methods over useful lives of five years for furniture, fixtures, and equipment.

### Income Taxes

Employee Benefits Investment Group, Inc. is a Sub-chapter S corporation; therefore there is no provision for income taxes. Income is passed through to the shareholder and taxes are paid at the appropriate individual taxpayer rates.

## EMPLOYEE BENEFITS INVESTMENT GROUP, INC.
## Notes to Financial Statements

**Note 2 – (continued)**

Statement of Cash Flows

For purposes of the Statement of Cash flows, the Company has defined cash equivalents as highly liquid investments, with original matures of less than ninety days, that are not held for sale in the ordinary course of business.

**Note 3 – Fees and Commissions Receivable/Payable**

Amounts receivable for commissions and fees to EBIG and commissions payable to EGIB representatives at December 31, 2001, consist of the following:

| | Receivable | Payable |
|---|---|---|
| Fees and commissions | $1,884 | $1,078 |

**Note 4 - Schedule of Fixed Assets and Accumulated Depreciation**

Property and equipment are summarized by major classifications as follows:

| | 2000 |
|---|---|
| Furniture and equipment | $2,600 |
| Office equipment | 2,395 |
| Total property and equipment | 4,995 |
| Less accumulated depreciation | (1,998) |
| | $2,997 |

**Note 5 - Leasing Arrangements**

The Company conducts its operations from facilities that were leased under a renewable lease that ended during July 2001. Currently, EBIG reimburses an officer for use of facilities, with no long-term obligation. The monthly payments are $570.55, with no planned increase in the rate for the current year. Rent expense amounted to $1,071 in 2001 before the move.

The Company has leased a copier since July 2001. The term of the operating lease is 36 months and the monthly payment is $59.58.

Lease payments are scheduled as follows:

Year Ended December 31:

| | |
|---|---|
| 2002 | 715 |
| 2003 | 715 |
| 2004 | 357 |
| Total | $1,787 |

**Note 6 – Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed eight to one during the first year in business. At December 31, 2001, the Company had net capital of $6,606, which was $462 in excess of its required minimum net capital of $6,000. The Company's net capital ratio was .17 to 1.

**Note 7 – Reconciliation of Net Capital to the FOCUS report**

A reconciliation between the audited financial statements and the required and submitted fourth quarter unaudited FOCUS report of the computation of Net Capital under Rule 15c3-3 was performed. Both computations yielded equal results. The audited computation is presented in the supplementary information in Schedule I.

**Note 8 – Exemption from rule 15c3-3**

As explained in the independent auditor's report on Internal Control, the Company is claiming an Exemption from SEC Rule 15c3-3. Therefore, the schedules usually required with the audit report have not been included (i.e.: Schedules II & III), as they are not applicable to the Company's operations. Schedule IV has been omitted because the Company does not trade on any Commodity Exchanges.

# SUPPLEMENTARY INFORMATION

**Pursuant to Rule 17a-5 of the**
**Securities and Exchange Act of 1934**

**As of December 31, 2001**

## Employee Benefits Investment Group, Inc.

### Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

### as of December 31, 2001

| | | 2001 |
|---|---|---|
| Total shareholders' equity | | $14,028 |
| Deduct shareholders' equity not allowable for net capital | | 0 |
| Total shareholders' equity qualified for net capital | | 14,028 |
| Deductions for nonallowable assets: | | |
| Furniture and equipment | 2,997 | |
| Accounts receivable not offset | 1,123 | |
| Other assets | 3,302 | |
| | | 7,422 |
| Net Capital | | $6,606 |
| Aggregate indebtedness (AI) | | |
| Accounts payable | | 1,149 |
| Total aggregate indebtedness | | $1,149 |
| Computation of basic net capital requirement | | |
| Minimum net capital required (=AI /8) : | | |
| Company | | $144 |
| Excess net capital at 800% | | 6,462 |
| Ratio: Aggregate indebtedness to net capital | | 0.17 to 1 |
| Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2001) | | |
| Net capital as reported in Company's Part II (unaudited) FOCUS report | | $6,606 |
| Audit adjustment to record accounts receivable - to extent of commissions payable | | 1,078 |
| Audit adjustment to record accrued commissions payable | | (1,078) |
| Net capital per above (equals FOCUS reported amount) | | $6,606 |

See accompanying notes and independent auditor's report.

 Colette M. Corliss, CPA, P.A.

1903 North Third Street
Jacksonville Beach, Florida 32250
**(904) 241-9992**

## INDEPENDENT AUDITOR'S REPORT

To the Directors
Employee Benefits Investment Group, Inc.
Jacksonville, Florida

In planning and performing my audit of the financial statements of Employee Benefits Investment Group, Inc. (the Company) for the year ended December 31, 2001, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additions objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. I noted no matters involving internal control that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Colette M. Corliss, CPA, P.A.

Colette M. Corliss, CPA, P.A.
Jacksonville Beach, Florida
February 20, 2002